EXHIBIT 99.1

Equinox Gold Announces Illegal Blockades at Los Filos Mine

VANCOUVER, BC, June 22, 2021 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) ("Equinox Gold" or the "Company") reports that mining activities at its Los Filos Mine in Mexico have been temporarily suspended as the result of illegal blockades by a group of unionized employees and members of the Xochipala community, both of whom are demanding payments in excess of their contractual agreements.

The Company is working to achieve a long-term solution that will allow the mine to operate effectively.

Cautionary Notes and Forward-looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements and forward-looking information in this news release relate to the duration, extent and other implications of blockades at Los Filos. Forward-looking statements or information generally identified by the use of the words "will", "working to achieve", and similar expressions and phrases or statements that certain actions, events or results "may", "could", or "should", or the negative connotation of such terms, are intended to identify forward-looking statements and information. The Company has based these forward-looking statements and information on the Company's current expectations and projections about future events, and the Company's assumption that  a long-term solution can be achieved that allows the mine to operate effectively. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release. The Company has made assumptions and estimates based on or related to factors such as its previous working history with the workers, unions and communities at the Los Filos Mine; the effect of the blockades and community issues on the Company's production and cost estimates for the mine; the Company's ability to obtain and retain all necessary permits, licenses and regulatory approvals in a timely manner or at all; legal restrictions relating to mining including those imposed in connection with COVID-19; and other factors identified in the Company's MD&A dated March 19, 2021 and its Annual Information Form dated March 14, 2021, both for the year-ended December 31, 2020 and both of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.

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SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/June2021/22/c8791.html

%CIK: 0001756607

For further information: Equinox Gold Contacts: Christian Milau, Chief Executive Officer, Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 07:00e 22-JUN-21